File No. 82-3929

LISTED ON TSX venture EXCHANGE

05013244

FANCAMP EXPLORATION LTD.

QUARTERLY REPORT

FOR THE SIX MONTH PERIOD ENDED OCTOBER 31, 2005

Prepared By Management
November 30, 2005

dw 12/13

FANCAMP EXPLORATION LTD.

FINANCIAL STATEMENTS
For the six months ended October 31, 2005
(Unaudited - prepared by management)

Contents

FANCAMP EXPLORATION LTD.

BALANCE SHEET

(Unaudited - Prepared by Management)

October 31, 2005

	October 31 2005	April 30 2005
Assets		
Current		
Cash and Marketable Securities	115,863	216,018
Accounts Receivable	8,446	9,409
Accrued Mining Duty Refunds	66,962	66,962
Prepaid Expenses	3,939	2,175
Total Current Assets	195,210	294,564
Investment - Diadem Exploration Inc.	2,344	2,344
Mineral Properties	944,716	907,279
Total Assets	$1,142,271	$1,204,188
Liabilities		
Current		
Accounts Payable and Accrued Liabilities	26,189	36,475
Long-term		
Deferred Quebec Mining Duties	191,855	191,855
Total Liabilities	218,044	228,330
Shareholders' Equity		
Share Capital	6,825,073	6,825,073
Contributed Surplus	112,980	112,980
Deficit	-6,013,826	-5,962,195
Total Shareholders' Equity	924,227	975,859
Total Liabilities and Shareholders' Equity	$1,142,271	$1,204,188

FANCAMP EXPLORATION LTD.

STATEMENT OF OPERATIONS

(Unaudited - Prepared by Management)

For the six month periods ended October 31, 2005 and 2004

	Three Months Ended October 31 2005	Six Months Ended October 31 2005	Three Months Ended October 31 2004	Six Months Ended October 31 2004
Expenses				
Bank and Interest Charges	10	50	74	95
Geological Fees	7,500	15,000	7,500	15,000
Legal and Accounting	3,258	3,600	5,100	5,100
Office and General	10,584	18,311	10,537	18,716
New Project Examinations	1,169	1,169	0	0
Transfer Agent and Listing Fees	10,592	12,301	13,025	14,520
Travel	0	1,200	0	0
Total Expenses	33,113	51,631	36,236	53,431
Net Profit(Loss) from Operations	-$33,113	-$51,631	-$36,236	-$53,431
Net Profit(Loss)	-$33,113	-$51,631	-$36,236	-$53,431
Deficit, Beginning of Period	5,980,714	5,962,196	6,428,749	6,411,554
Deficit, End of Period	6,013,826	6,013,826	6,464,985	6,464,985
Profit(Loss) Per Share	-0.001	-0.002	-0.002	-0.003

FANCAMP EXPLORATION LTD.

STATEMENT OF CASH FLOWS

(Unaudited - Prepared by Management)

For the six month periods ended October 31, 2005 and 2004

	Three Months Ended October 31 2005	Six Months Ended October 31 2005	Three Months Ended October 31 2004	Six Months Ended October 31 2004
Operating Activities				
Profit(Loss) for the Period	-33,113	-51,631	-36,236	-53,431
Non-Cash Charges to Income:				
Net Change in Non-Cash Working Capital	-8,205	-11,086	-320,389	-315,530
Total Operating Activities	-41,318	-62,717	-356,625	-368,961
Financing Activities				
Private Placement-Flow-through Shares	0	0	400,000	400,000
Share Capital Received	0	0	40,000	55,000
Exercise of Options	0	0	0	950
Total Financing Activities	0	0	440,000	455,950
Investing Activities				
Dileo Lake	0	-120	0	0
Johan Beetz	-13,636	-6,277	0	0
Lac La Blache	-1,100	-1,100	0	0
Lac Mechant	-550	-550	0	0
Manic III	-825	-825	-3,904	-3,904
Manicuagan	-13,200	-13,200	-4,781	-10,098
McFaulds	0	-440	0	-1,350
Mingan Longue Pointe	-900	-13,409	-39,978	-52,918
Mount Reed/Mount Wright	-1,100	1,268	5,946	-2,338
St. George	-1,764	-1,764	-578	-3,651
Tilly Lake	-593	-1,020	0	0
Total Investing Activities	-33,668	-37,438	-43,296	-74,260
Change in Cash during the Period	-74,986	-100,155	40,079	12,729
Cash at Beginning of Period	190,849	216,018	15,087	42,438
Cash at End of Period	$115,863	$115,863	$55,166	$55,166

1. Continuing Operations

Fancamp Exploration Ltd. is a development stage enterprise in the business of mineral exploration. It is in the process of exploring its mineral properties interests and has not yet determined whether these properties contain ore reserves that are economically recoverable. The carrying value of the mineral properties interests represents only the total of net costs capitalized, and is not intended to reflect either present or future value.

The recoverability of amounts shown for mineral properties interests and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete development and future profitable production from or proceeds from the disposition of its mineral properties interests. For those properties in which it has a joint venture interest, it is required to contribute its proportionate share of costs or accept dilution of its interest.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from carrying values shown in these financial statements should the Company be unable to continue as a going concern.

2. Mineral Property Interests

The Company follows the practice of capitalizing all costs relative to the acquisition, exploration and development of mineral properties. These costs are to be amortized over the estimated productive life of the property if it is placed into commercial production. If a property is abandoned as an exploration prospect or allowed to lapse, the related costs are charged to operations in the year.

Certain of the Company's mineral properties interests are held jointly with other parties. The book value of these property interests includes only the Company's joint venture share of costs.

Investments

Portfolio investments in the shares of other companies are accounted for at cost. Investments are written down to their fair value when there is a decline in value that is considered other than temporary.

Deferred Quebec Mining Duties

The Company qualifies under the Mining Duties Act (Quebec) for a refundable credit on qualifying exploration and development expenditures incurred in Quebec. Qualifying expenditures claimed for the purposes of receiving payment of this refund on a current basis will not be deductible in the calculation of duties from mineral production in future years. Accordingly, the full amount of such assistance has been recorded as deferred Quebec mining duties. On commencement of earnings from mineral production, the Company intends to amortize this amount as a reduction of mining duties then payable over the estimated productive life of its properties.

3. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in operations in the period in which they become known.

4. Stock Based Compensation

No compensation expense is recognized when management incentive stock options are granted. The consideration received by the Company from employees and directors on the exercise of such options is credited to share capital. The Company has elected to prospectively recognize compensation expense for the estimated fair value of stock options granted to both employees and non-employees for the year ended April 30, 2005. A similar calculation and recognition will be made at the end of the current year, ending April 30, 2006.

5. Loss Per Share

Basic loss per share is calculated by dividing the loss for the period by the weighted number of shares outstanding during the period.

6. Investment In Shares

The Company holds 13,390 first preferred shares of Diadem Exploration Inc. The value of these shares is being carried on the books of the Company at their market value as at April 30, 2005. The shares of Diadem Exploration Inc. are exchangeable into shares of Diadem Resources Ltd. at the option of Diadem Resources Ltd. and of Fancamp and its joint venture partners after December 31, 2004 through to December 31, 2006 at an exchange price based upon the weighted average price of Diadem Resources Ltd.'s common shares during the three month period ended December 31, 2004.

7. Share capital

As at October 31, 2005

Authorized: 50,000,000 common shares with no par value

Issued:

	2005-2006		2004-2005	
	Number	Amount	Number	Amount
Balance, beginning of year	23,692,981	$6,825,073	18,883,481	$6,378,484
Options Exercised	0	0	9,500	950
Flow-through Private Placement	0	0	0	400,000
Balance, end of period	23,692,981	$6,825,073	18,892,981	$6,779,434

Warrants Outstanding

There are warrants outstanding for the purchase of up to 4,000,000 flow-through common shares, at a price of $0.15 per share, expiring July 26, 2006.

Share Capital issued

No shares were issued during the period.

8. Incentive Stock Options

Outstanding at the end of the period:

Number of Shares	Exercise Price	Date Granted	Expiry Date
829,000	$0.14	May 26/03	May 25/08
793,000	$0.10	June 30/04	June 29/09
635,000	$0.15	July 04/05	July 04/10
111,000	$0.11	July 19/05	July 19/10
2,368,000			

No options were granted, cancelled, re-priced, exercised or expired during the quarter. In the first quarter, options were granted for the purchase of up to 635,000 common shares, at a price of $0.15 per share, expiring July 4, 2010 and 111,000 common shares, at a price of $0.11 per share, expiring July 19,2010.

9. Related Party Transactions

Transactions with related parties for the period comprise:

	Paid - 6 months ended October 31, 2005
Professional geological fees paid to a director	$29,025
Administration fees paid to directors (2)	$11,784

10. Contingency

The Company has a dispute with two of its exploration service suppliers regarding the services provided to Fancamp, for a total amount of $71,000. Fancamp holds that the suppliers did not provide the services which were agreed upon and has not accrued the corresponding liability in its accounts. Fancamp is contesting the claimed amounts vigorously and the outcome is indeterminable.

In fiscal year 2005, the Company wrote off its estimated exploration commitment shortfall balance to the Botswana government into operations. In the event that the Botswana government initiates collection of the exploration commitment shortfall, the Company will be subject to a potential liability of 3,190,605 Botswana Pula (approx $877,640 Cdn).

FANCAMP EXPLORATION LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

November 30, 2005

GENERAL

The following discussion of performance, financial condition and future prospects should be read in conjunction with the financial statements of the company and notes thereto for the six month period ended October 31, 2005. The Company's financial statements are prepared by management in accordance with Canadian General Accepted Accounting Principles. The Company's reporting currency is Canadian dollars. The date of this Management Discussion and Analysis is November 30, 2005. Additional information on the Company is available on SEDAR at www.sedar.com.

NATURE OF BUSINESS

Fancamp Exploration Ltd. is a development stage company in the business of mineral exploration. The Company's main focus continues to be on the exploration and development of the Mingan Titanium Option in Longue Point, Quebec.

OVERALL PERFORMANCE

The Company had working capital of $169,021 as at October 31, 2005.

RESULTS OF OPERATIONS

The Company incurred a net loss of $33,113 for the three months ended October 31, 2005, compared to a net loss of $36,236 for the previous year. The loss per was $0.001 in 2005 and $0.002 in 2004.

Management fees remained unchanged quarter over quarter. The Company pays a geological fee of $2,500 per month to Peter H. Smith, President for the ongoing management and operation of the company's exploration programs as well as evaluation of potential property acquisitions. An additional fee of $1,250 is paid to Debra Chapman, Secretary and Director for the ongoing management and administration of the Company's business affairs.

MINERAL PROPERTIES

Mingan Titanium Option, Longue Pointe, Quebec Joint Venture

The Company has earned its 50% interest in Mingan and bench scale test work on the massive hemoilmenite is ongoing, with the intent of developing high titanium and iron oxide end products.

In early December, 2004, trenching was completed for the season on the Mingan Titanium Option, in an area west of the lake, and several areas of previously unrecognized massive hemoilmenite outcrop were identified.

An extensive prospecting program was carried out in late July/early August on the other Sheridan Platinum Group properties located in the Havre St. Pierre Anorthosite Massif. These properties are a part of the Mingan Option, and cover additional prospective ground. The purpose of the program was to further identify and refine areas of potential. At least five additional outcrop areas containing massive hemoilmenite are present on these properties. Reconnaissance gravity work has been carried out over these occurrences and results are being evaluated.

Drilling and gravity surveys on the Mingan Showing have outlined potentially exploitable resources of massive hemoilmenite.

Mount Reed/Mount Wright Iron Prospects, Quebec Joint Venture

A large number of iron ore prospects have been staked jointly with the Sheridan Platinum Group, in the Mount Reed/Mount Wright District and cover approximately 21,000 hectares or 52,500 acres. Many of these prospects were drilled in the fifties and sixties, and substantial (non 43-101 compliant) tonnages of 30 – 35% Fe beneficiating ore were reported. These properties, most in close proximity to road and rail transport, represent considerable potential for groups interested in long term iron ore supplies.

Johan Beetz Uranium Prospects, Quebec Joint Venture

The uranium targets are located in the Johan Beetz District, the scene of two major uranium staking rushes in the sixties and seventies. New uranium deposit models have emerged in the last thirty years and are associated with geology very similar to that seen at Johan Beetz, namely Olympic Dam in Australia, the world's largest producer, and Rossing in Namibia, the world's sixth largest producer. In the eighties and nineties, the Government of Quebec, recognizing these parallels, carried out a series of regional geochemical surveys which revealed numerous areas anomalously high in uranium. Approximately 91,000 hectares or 227,500 acres have been staked in 50/50 partnership with the Sheridan Platinum Group. Discussions are ongoing with potential joint venture partners.

100% Owned McFaulds Fancamp Property, Ontario

This 64 claim grassroots property was acquired by staking following the announcement of a base metal discovery by Spider Resources Inc. in March, 2003. An airborne EM-mag survey carried out in July, August, 2003 indicated the presence of a number of interesting conductive zones. These zones were further defined by ground surveys carried out in January, 2004. The Company is presently in discussions with a potential joint venture partner.

100% Owned Manicuagan Property, Quebec

On January 29, 2004, the Company announced that it had acquired by map staking, approximately 32,000 hectares or 80,000 acres of ground covering interesting nickel/copper/cobalt geochemical anomalies, in the vicinity of the recently announced high grade nickel discovery acquired by Quinto Technology Inc. in the Manicuagan Reservoir district of Quebec's North Shore. Grades up to 5.3% nickel have been reported from this recent grassroots discovery. During the quarter discussions continued with potential joint venture partners.

100% Owned Lac Mechant Property, Quebec

Ressources Appalaches Ltee. has relinquished its option on the Company's 100% owned Lac Mechant nickel copper cobalt prospect located 40 km NE of Sept Iles, Quebec. No diamond drilling was done on the prospect by Appalaches and the Company considers that its potential remains untested. The property has been subject to a gravity survey and a number of strong anomalies have been identified. Interest has been expressed by a number of parties in this "regional geochemical hotspot".

100% Owned Lac de la Blache Titaniferous Magnetite Property, Quebec

This 1,566 hectare property, located 128 km northwest of Baie Comeau, was discovered in 1952 and staked by the Company in April, 2004. Drilling has been carried out by various owners over the years and the deposit has been estimated to contain at least 79 million tons averaging 50% Fe and 20% TiO_2 (not 43/101 compliant). Metallurgical problems have prevented development to date, but the Company is optimistic that such problems can be overcome, and test work has begun on this material.

100% Owned Manic III / B-40 Property, Quebec

This property, part of the Company's inventory, and the site of two interesting high grade nickel showings, has attracted the attention of a number of companies, potential joint venture partners. It is located north of Baie Comeau, about halfway to the Manicaugan Property, and is accessible by numerous lumber roads. The Company plans further trenching on one of these showings before year end.

100% Owned St. George (Clarence Stream) Properties, SE New Brunswick

The Company continues to maintain its land position in the Clarence Stream gold camp of southeastern New Brunswick, the site of potentially economic gold discoveries by Freewest Resources Canada Inc. Some of these properties are held in 50/50 joint venture with Golden Hope Mines Ltd.

Other Properties

The Company continues to hold a number of prospective properties in inventory. These properties will be held in inventory until the economic conditions of the global mining industry and the company warrant commencing new exploration programs. Further information can be found in the Company's audited annual financial statements.

SUMMARY OF QUARTERLY RESULTS

Selected financial information for the quarter ended October 31, 2005 and the preceding 7 quarters:

Three Months Ended	2nd Quarter October 31, 2005	1st Quarter July 31, 2005	4th Quarter April 30, 2005	3rd Quarter January 31, 2005
Operating Loss	$33,113	$18,518	$87,437	$19,798
Loss per Share	$0.001	$0.001	$0.003	$0.001
Fully Diluted Loss per Share	$0.001	$0.001	$0.002	$0.000
Three Months Ended	**2nd Quarter October 31, 2004**	**1st Quarter July 31, 2004**	**4th Quarter April 30, 2004**	**3rd Quarter January 31, 2004**
Operating Loss	$36,236	$17,196	$78,782	$17,823
Loss per Share	$0.001	$0.001	$0.001	$0.001
Fully Diluted Loss per Share	$0.001	$0.001	$0.001	$0.001

The operating expenses are higher in the 2nd Quarter of both 2004 and 2005 as this is the quarter that the Company incurs additional costs related to the filing of the audited annual financial statements and preparation and mailing of annual meeting materials to shareholders. The increase in the recorded losses for the 4th quarter of both 2004 and 2005 are the result of accounting for stock based compensation. This resulted in an additional charge to operations of $58,619 in 2005 and $56,000 in 2004. Refer to Note 6 of the audited annual financial statements for the years ended April 30, 2004 and 2005.

DEFERRED COSTS AND EXPLORATION EXPENDITURES

For the three months ended October 31, 2005

Costs Incurred (Recovered) During the Period

	Acquisition Costs	Engineering Consulting and Sundry Costs	Option and Other Payments Received	October 31 2005 Net Costs For Period	October 31 2004 Net Costs For Period
Johan Beetz	1,560	12,076		**13,636**	0
Lac La Blache		1,100		**1,100**	0
Manic III		825		**825**	3,904
Manicuagan		13,200		**13,200**	4,781
Mingan Longue Pointe		900		**900**	39,978
Mount Reed/Mount Wright		1,100		**1,100**	-5,946
Sept-Iles Lac Mechant		550		**550**	0
St. George	1,214	550		**1,764**	578
Tilly Lake		593		**593**	0
Mineral Properties Written Down				**0**	0
Total	2,774	30,894	0	**33,668**	43,295
Cumulative Mineral Property Costs Deferred Beginning of Period				**911,048**	776,217
Cumulative Mineral Property Costs Deferred End Of Period				**$944,716**	**$819,512**

For the six months ended October 31, 2005

Costs Incurred (Recovered) During the Period

	Acquisition Costs	Engineering Consulting and Sundry Costs	Option and Other Payments Received	October 31 2005 Net Costs For Period	October 31 2004 Net Costs For Period
Dileo Lake		120		**120**	0
Johan Beetz	1,560	10,930	-6,213	**6,278**	0
Lac La Blache		1,100		**1,100**	0
Manic III		825		**825**	3,904
Manicuagan		13,200		**13,200**	10,098
McFaulds		440		**440**	1,350
Mingan Longue Pointe		13,409		**13,409**	52,918
Mount Reed/Mount Wright	17,836	1,100	-20,204	**(1,268)**	2,338
Sept-Iles Lac Mechant		550		**550**	0
St. George	1,214	550		**1,764**	3,651
Tilly Lake		1,020		**1,020**	0
Mineral Properties Written Down				**0**	0
Total	20,610	43,244	-26,417	**37,438**	74,259
Cumulative Mineral Property Costs Deferred Beginning of Period				**907,278**	745,253
Cumulative Mineral Property Costs Deferred End Of Period				**$944,716**	**$819,512**

EXPLORATION EXPENDITURES

For the three months ended October 31, 2005

	Acquisition Costs	Camp Costs	Drilling	Engineering Consulting and Sundry	Prospecting Ground/Air Surveys	Total
100% Owned						
Lac La Blache				1,100		**1,100**
Manic 3				825		**825**
Manicuagan		4,550		2,200	6,450	**13,200**
Mechant - Sept-Iles				550		**550**
St. George	1,214			550		**1,764**
Tilly Lake				593		**593**
50% Owned						
Johan Beetz	1,560	3,465		3,850	4,761	**13,636**
Mount Reed/Mount Wright				1,100		**1,100**
Options on Mineral Properties						
Mingan Longue Pointe				900		**900**
Total	2,774	8,015	0	11,668	11,211	**33,668**

For the six months ended October 31, 2005

	Acquisition Costs	Camp Costs	Drilling	Engineering Consulting and Sundry	Prospecting Ground/Air Surveys	Total
100% Owned						
Dileo Lake				120		**120**
Lac La Blache				1,100		**1,100**
Manic 3				825		**825**
Manicuagan		4,550		2,200	6,450	**13,200**
McFaulds				440		**440**
Mechant - Sept-Iles				550		**550**
St. George	1,214			550		**1,764**
Tilly Lake				1,020		**1,020**
50% Owned						
Johan Beetz	-4,653	3,465		2,704	4,761	**6,278**
Mount Reed/Mount Wright	-2,368			1,100		**-1,268**
Options on Mineral Properties						
Mingan Longue Pointe				8,659	4,750	**13,409**
Total	-5,807	8,015	0	19,268	15,961	**37,438**

LIQUIDITY AND CAPITAL RESOURCES

Fancamp Exploration Ltd. is a development stage company in the business of mineral exploration. It is in the process of exploring its mineral properties interests and has not yet determined whether these properties contain ore reserves that are economically recoverable. With no producing properties, the Company has no current operating income or cash flow. All of the Company's short and medium-term operating and exploration cash flow is derived through external financing.

The Company had working capital of $169,021 as at October 31, 2005.

The Company qualifies under the Mining Duties Act (Quebec) for a refundable credit on qualifying exploration and development expenditures incurred in Quebec. Qualifying expenditures claimed for the purposes of receiving payment of this refund on a current basis will not be deductible in the calculation of duties from mineral production in future years. Accordingly, the full amount of such assistance has been recorded as deferred Quebec mining duties. On commencement of earnings from mineral production, the Company intends to amortize this amount as a reduction of mining duties then payable over the estimated productive life of its properties.

Also see Note 10. "Contingency" attached to the financial statements.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

RELATED PARTY TRANSACTIONS

See Note 9. attached to the financial statements.

SUBSEQUENT EVENTS

There were no material events subsequent to the end of the reporting period October 31, 2005 and the date of this Management Discussion and Analysis.

RISK AND UNCERTAINTIES

The Company is in the mineral exploration and development business and as such, is exposed to a number of risks and uncertainties inherent in this business. The industry is capital intensive and subject to fluctuations in metal prices, market sentiment, foreign exchange and interest rates. There is no certainty that properties which the Company has deferred as assets on its balance sheet will be realized at the amounts recorded.

The only source of future funds for further exploration programs or for the development and commercial production of economic ore bodies are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party

carrying out further exploration or development. There is no assurance that such sources of financing will be available, however, management feels that it can achieve success in this area for the near future.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in operations in the period in which they become known.

No compensation expense is recognized when management incentive stock options are granted. The consideration received by the Company from employees and directors on the exercise of such options is credited to share capital. Fancamp has elected to prospectively recognize compensation expense for the estimated fair value of stock options granted to both employees and non-employees for the year ended April 30, 2005. A similar calculation and recognition will be made at the end of the current year, ending April 30, 2006.

CHANGE IN ACCOUNTING POLICY

The Company did not make any changes to its accounting policy during the current quarter.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the financial statements.

Management maintains a system of internal controls to provide reasonable assurance that the Company's assets are safeguarded and to facilitate the preparation of relevant and timely information.

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Statements contained in this document, which are not historical facts are forward looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements. Factors that could cause differences include, but are not limited to, are volatility and sensitivity to market prices for base metals, environmental and safety issues, changes in government regulations and policies and significant changes in the

supply-demand fundamentals for base metals that could negatively affect prices. Although the Company believes that the assumptions used are reasonable, these statements should not be heavily relied upon. The Company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

CORPORATE INFORMATION

TSX Venture Exchange:	**Trading Symbol: FNC**
Authorized Capital:	**50,000,000 common shares n.p.v.**
Shares Outstanding:	**23,692,981 common shares**
Fully Diluted Shares Outstanding:	**30,060,981 common shares**
Head Office:	7290 Gray Avenue Burnaby, British Columbia V5J 3Z2 Telephone: 604-434-8829 Facsimile: 604-434-8823
Regional Office:	340 Victoria Avenue Westmount, Quebec H3Z 2M8 Telephone: 514-481-3172 Facsimile: 514-481-8943
Transfer Agent:	Pacific Corporate Trust Company 10th Floor, 625 Howe Street Vancouver, British Columbia V6C 3B8
Auditor:	Vellmer & Chang Suite 505, 815 Hornby Street Vancouver, British Columbia V6Z 2E6
Officers and Directors:	Peter H. Smith, PhD., P.Eng.,President and Director Debra Chapman, Secretary and Director Gilles Dubuc, Director Michael Sayer, Director